Exhibit 99.1

For Investors: Keith Helming Chief Financial Officer
+31 20 655 9670
khelming@aercap.com

Peter Wortel
Investor Relations
+31 20 655 9658
pwortel@aercap.com

For Media:
Frauke Oberdieck
PRESS RELEASE	Corporate Communications
+31 20 655 9616
foberdieck@aercap.com

AerCap Holdings N.V. Reports Record Financial Results

Amsterdam, Netherlands; February 20, 2014 - AerCap Holdings N.V. (“AerCap,” “the Company,” NYSE: AER) announced that its adjusted net income was $74.9 million for the fourth quarter of 2013, and $299.9 million for the full year 2013. Adjusted earnings per share were $0.66 for the fourth quarter of 2013, an increase of 16% over the fourth quarter of 2012 and adjusted earnings per share for the full year 2013 were $2.64, an increase of 35% over the full year 2012.

Key Highlights

•                  On December 16, 2013 we entered into a definitive agreement with American International Group, Inc. (“AIG”) (NYSE: AIG) (“ILFC Transaction”) under which AerCap will acquire 100% of the common stock of International Lease Finance Corporation (“ILFC”), a wholly-owned subsidiary of AIG. The ILFC Transaction is expected to close in the second quarter of 2014, subject to regulatory and other approvals as well as customary closing conditions.

•                  During 2013 we purchased 38 aircraft with a total value of $1.8 billion and committed future aircraft purchases were $3.5 billion as of December 31, 2013, relating to 44 aircraft. All committed purchases are placed on long term leases with an average term of 11.8 years.

•                  Trade receivables were $5.2 million as of December 31, 2013, a historical low.

•                  Our fleet utilization rate was 99.5% for the full year 2013. The average age of the owned fleet as of December 31, 2013 was 5.4 years.

•                  197 aircraft transactions were executed during the full year 2013.

•                  The debt to equity ratio was 2.6 to 1 at December 31, 2013, compared with 2.7 to 1 for the same period in 2012.

Aengus Kelly, CEO of AerCap, commented: “2013 was a milestone year for AerCap on many levels. We entered into the ILFC Transaction which provides a great opportunity for the Company and its shareholders.  Further, among other initiatives, we executed a purchase and leaseback with LATAM for 25 widebody aircraft which increases the embedded growth in our portfolio.  Finally, we reported exceptional financial results, with adjusted EPS of $2.64 and adjusted net income of $299.9 million, while maintaining a robust liquidity profile.  As we look to 2014, AerCap is well positioned to continue delivering these superior financial returns to our shareholders.”

Fourth Quarter 2013 Financial Results

•                  Fourth quarter 2013 reported net income was $65.6 million, compared with $11.2 million for the same period in 2012. Fourth quarter 2013 reported basic earnings per share were $0.58, compared with $0.09 for the same period in 2012.

•                  Fourth quarter 2013 adjusted net income was $74.9 million, compared with $67.5 million for the same period in 2012. Fourth quarter 2013 adjusted earnings per share were $0.66, compared with $0.57 for the same period in 2012.

•                  Net interest margin earned on lease assets, or net spread, was $175.7 million in the fourth quarter of 2013 compared with $159.9 million for the same period in 2012. Net interest margin as a percentage of average lease assets was 8.7% for fourth quarter 2013, compared with 8.5% for the same period in 2012.

•                  Total owned assets were $9.4 billion as of December 31, 2013, an increase of 9% from $8.6 billion as of December 31, 2012. In addition the aircraft in our managed portfolio were valued at $2.4 billion(a).

•                  In the fourth quarter of 2013, we purchased six aircraft and entered into a purchase and leaseback agreement for one additional new Boeing 787-8 aircraft that is still to be delivered.

•                  During the fourth quarter of 2013 we closed financing transactions totaling $4.1 billion, including $3.8 billion relating to the ILFC Transaction.

(a)         Includes aircraft under our management and owned by our non-consolidated joint ventures. The aircraft value was based on the average appraised value provided by three external appraisers between February 2013 and September 2013.

Full Year 2013 Financial Results

•                  Full year 2013 reported net income was $292.4 million, compared with $163.7 million for full year 2012. Full year 2013 reported basic earnings per share was $2.58, compared with $1.24 for full year 2012.

•                  Full year 2013 adjusted net income was $299.9 million, compared with $258.0 million for full year 2012. Full year 2013 adjusted earnings per share was $2.64, compared with $1.96 for full year 2012.

•                  Net interest margin earned on lease assets, or net spread, was $663.6 million for the full year 2013 compared with $684.2 million for full year 2012. Net interest margin as a percent to average lease assets was 8.6% for full year 2013 as compared with 8.7% for full year 2012.

Net Income/Earnings Per Share

Set forth below are the details to reconcile reported net income to adjusted net income, including the specific adjustments.

	Three months ended			Twelve months ended
	December 31,			December 31,
			% increase/			% increase/
	2013	2012	(decrease)	2013	2012	(decrease)
	(US dollars in millions except share and per share amounts)

Net income	$65.6	$11.2	486%	$292.4	$163.7	79%
Adjusted for: mark-to-market of interest rate caps, net of tax	(1.9)	—	NA	(10.2)	12.5	NA
share-based compensation, net of tax	2.1	1.7	24%	8.1	6.3	29%
non-recurring charges to interest expense from repayment of secured loans	—	—	NA	—	20.9	NA
net loss on sale of ALS portfolio	—	54.6	NA	—	54.6	NA
transaction expenses	9.1	—	NA	9.6	—	NA
Adjusted net income	$74.9	$67.5	11%	$299.9	$258.0	16%

Adjusted earnings per share	$0.66	$0.57	16%	$2.64	$1.96	35%

Fourth quarter 2013 adjusted net income increased 11% over the same period in 2012 driven primarily by higher lease income during the fourth quarter of 2013.

Fourth quarter 2013 adjusted earnings per share increased 16% over the same period in 2012 driven primarily by the higher income as discussed above as well as the share repurchases completed in 2012.

Revenue and Net Spread

	Three months ended			Twelve months ended
	December 31,			December 31,
			% increase/			% increase/
	2013	2012	(decrease)	2013	2012	(decrease)
	(US dollars in millions)

Lease revenue:
Basic lease rents	$234.9	$222.2	6%	$901.6	$931.9	(3)%
Maintenance rents and other receipts	26.6	11.2	138%	74.5	65.3	14%
Lease revenue	261.5	233.4	12%	976.1	997.2	(2)%
Net gain (loss) on sale of assets	9.6	(47.5)	NA	41.9	(46.4)	NA
Management fees and interest revenue	6.5	6.0	8%	26.2	19.7	33%
Other revenue	0.2	0.3	(33)%	5.9	2.0	195%
Total revenue	$277.8	$192.2	45%	$1,050.1	$972.5	8%

Basic lease rents were $234.9 million for the fourth quarter of 2013, compared with $222.2 million in the same period in 2012. The increase was driven primarily by new aircraft purchases. Our average lease assets were $8.1 billion, compared with $7.5 billion for the same period in 2012.

Lease revenue for the fourth quarter of 2013 was $261.5 million, compared with $233.4 million for the same period in 2012.

Net gain on sale of assets for the fourth quarter of 2013 was $9.6 million, compared to a loss of $47.5 million for the same period in 2012 which included a $59.9 million pretax loss on sale of the ALS portfolio. Net gain on sale of assets excluding this $59.9 million loss was $12.4 million in the fourth quarter of 2012 and $13.5 million for the full year 2012.

Other revenue for the fourth quarter of 2013 was $0.2 million, largely unchanged from the same period in 2012.

	Three months ended					Twelve months ended
	December 31,					December 31,
					% increase/				% increase/
	2013		2012		(decrease)	2013		2012	(decrease)
	(US dollars in millions)

Basic lease rents	$234.9		$222.2		6%	$901.6		$931.9	(3)%

Interest on debt	57.0		62.3		(9)%	226.3		286.0	(21)%
Adjusted for: mark-to-market of interest rate caps	2.2		—		NA	11.7		(14.4)	NA
non-recurring charges to interest expense from repayment of secured loans	—		—		NA	—		(23.9)	NA
Interest on debt excluding the impact of mark-to-market of interest rate caps and non-recurring charges to interest expense from repayment of secured loans	59.2	(a)	62.3	(a)	(5)%	238.0	(a)	247.7 (a)	(4)%

Net interest margin, or net spread	$175.7		$159.9		10%	$663.6		$684.2	(3)%

(a)         Interest on debt excluding the above non-recurring charges for the three months ended December 31, 2013 and 2012 includes $7.3 million and $6.7 million of amortization of debt issuance costs, respectively. Interest on debt excluding the above non-recurring charges for the twelve months ended December 31, 2013 and 2012 includes $29.6 million and $27.1 million of amortization of debt issuance costs, respectively.

As shown in the table above, interest expense excluding the impact of the mark-to-market of interest rate caps and non-recurring charges was $59.2 million in the fourth quarter of 2013, a 5% decrease compared with the same period in 2012. Net spread was $175.7 million in the fourth quarter of 2013, compared with $159.9 million in the same period in 2012.

Selling, General and Administrative Expenses

	Three months ended			Twelve months ended
	December 31,			December 31,
			% increase/			% increase/
	2013	2012	(decrease)	2013	2012	(decrease)
	(US dollars in millions)

Mark-to-market of foreign currency hedges, foreign currency balances and other derivatives	$—	$0.1	NA	$0.1	$(2.9)	NA
Share-based compensation expenses	2.4	1.9	26%	9.3	7.5	24%
Other selling, general and administrative expenses	19.5	21.1	(8)%	79.7	78.8	1%
Total selling, general and administrative expenses	$21.9	$23.1	(5)%	$89.1	$83.4	7%

Effective Tax Rate

AerCap’s blended effective tax rate during the full year of 2013 was 8.4%. The blended effective tax rate in 2012 was 5.2%. The blended effective tax rate in any year is impacted by the source and amount of earnings among AerCap’s different tax jurisdictions. The 2012 tax rate was reduced by the loss from the ALS transaction and non-recurring charges from repayment of certain secured loans.

Financial Position

			% increase/
			(decrease)
			over
	December 31,	December 31,	December 31,
	2013	2012	2012
	(US dollars in millions except d/e ratio)

Total cash (incl. restricted)	$563.4	$800.2	(30)%
Flight equipment held for operating leases, net	8,085.9	7,261.9	11%
Total assets	9,446.2	8,633.0	9%
Debt	6,236.9	5,803.5	7%
Total liabilities	7,017.0	6,510.1	8%
Total equity	2,429.2	2,122.9	14%

Debt/equity ratio	2.6	2.7	(4)%

As of December 31, 2013, AerCap’s portfolio consisted of 378 aircraft that were owned, on order, under contract, managed or owned by AerDragon, a non-consolidated joint venture. The average age of the owned fleet as of December 31, 2013 was 5.4 years and the average remaining contracted lease term was 6.6 years.

Notes Regarding Financial Information Presented In This Press Release

The financial information presented in this press release is not audited.

The following is a definition of non-GAAP measures used in this press release and a reconciliation of such measure to the most closely related GAAP measure:

Adjusted net income and adjusted earnings per share. These measures are determined by adding non-cash charges related to the mark-to-market losses on our interest rate caps and share based compensation during the applicable period, net of related tax benefits, to GAAP net income. The average number of shares is based on a daily average.

In addition, adjusted net income excludes the following non-recurring charges:

•                  Fourth quarter 2013 adjusted net income of $74.9 million excludes transaction expenses relating to the ILFC transaction, incurred to date, of $9.1 million, net of tax.

•                  Fourth quarter 2012 adjusted net income of $67.5 million excludes the loss on sale of the ALS portfolio of $54.6 million, net of tax.

•                  Twelve months ended December 31, 2013 adjusted net income of $299.9 million excludes transaction expenses relating to the ILFC transaction, incurred to date, of $9.6 million, net of tax.

•                  Twelve months ended December 31, 2012 adjusted net income of $258.0 million excludes the non-recurring charges to interest expense from the early repayment of secured loans of $20.9 million, net of tax and the loss on sale of the ALS portfolio of $54.6 million, net of tax.

In addition to GAAP net income and earnings per share, we believe these measures may provide investors with supplemental information regarding our operational performance and may further assist investors in their understanding of our operational performance in relation to past and future reporting periods. We use interest rate caps to allow us to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on our floating rate debt. Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash flows from our lease, debt and other contracts. We do not apply hedge accounting to our interest rate caps. As a result, we recognize the change in fair value of the interest rate caps in our income statement during each period.

The following is a reconciliation of adjusted net income to net income for the three and twelve month periods ended December 31, 2013 and 2012:

	Three months ended			Twelve months ended
	December 31,			December 31,
			% increase/			% increase/
	2013	2012	(decrease)	2013	2012	(decrease)
	(US dollars in millions)

Net income	$65.6	$11.2	486%	$292.4	$163.7	79%
Adjusted for: mark-to-market of interest rate caps, net of tax	(1.9)	—	NA	(10.2)	12.5	NA
share-based compensation, net of tax	2.1	1.7	24%	8.1	6.3	29%
Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation	65.8	12.9	410%	290.3	182.5	59%
non-recurring charges to interest expense from repayment of secured loans	—	—	NA	—	20.9	NA
net loss on sale of ALS portfolio	—	54.6	NA	—	54.6	NA
transaction expenses	9.1	—	NA	9.6	—	NA
Adjusted net income	$74.9	$67.5	11%	$299.9	$258.0	16%

Net interest margin, or net spread (refer to second table under Revenue and Net Spread section of this press release). This measure is the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps. We believe this measure may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. This measure reflects the impact from changes in the number of aircraft leased, lease rates, utilization rates, as well as the impact from changes in the amount of debt and interest rates.

Conference Call

In connection with the earnings release, management will host an earnings conference call today, Thursday,  February 20, 2014, at 9:00 am Eastern Time / 3:00 pm Central European Time. The call can be accessed live by dialling (U.S./Canada) +1-646-254-3367 or (International) +31-20-716-8295 and referencing code 7171079 at least 5 minutes before start time, or by visiting AerCap’s website at http://www.aercap.com under “Investor Relations”.

In addition, an Investor & Analyst Meeting will be hosted by AerCap’s management today, Thursday, February 20, 2014, at 11:30 am Eastern Time at The New York Palace Hotel (Holmes room), 455 Madison Avenue, New York. Doors will open at 11:00 am.

A webcast replay of the earnings conference call will be archived in the “Investor Relations” section of the Company’s website for one year.

To participate in either event, please register by emailing: aercap@instinctif.com

For further information, contact Peter Wortel: +31-20-655-9658 (pwortel@aercap.com) or Mark Walter and Jenny Payne (Instinctif Partners): +44-20-7457-2020 (aercap@instinctif.com).

About AerCap Holdings N.V.

AerCap is one of the world’s leading aircraft leasing companies and has one of the youngest fleets in the industry. AerCap is a New York Stock Exchange-listed company (AER) and has its headquarters in the Netherlands with offices in Ireland, the United States, China, Singapore and the United Arab Emirates.

Forward Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information regarding AerCap and to be added to our email distribution list, please visit http://www.aercap.com.

Financial Statements Follow

AerCap Holdings N.V.

Unaudited Consolidated Balance Sheets

(In thousands of U.S. Dollars)

	December 31, 2013	December 31, 2012

Assets
Cash and cash equivalents	$295,514	$520,401
Restricted cash	267,847	279,843
Trade receivables	5,203	6,636
Flight equipment held for operating leases, net	8,085,947	7,261,899
Net investment in direct finance leases	31,995	21,350
Notes receivables	75,788	78,163
Prepayments on flight equipment	223,815	53,594
Investments	112,380	93,862
Intangibles	9,354	18,100
Derivative assets	32,673	9,993
Deferred income taxes	121,663	131,296
Other assets	184,022	157,851
Total Assets	$9,446,201	$8,632,988

Liabilities and Equity

Accounts payable	$829	$740
Accrued expenses and other liabilities	103,522	91,951
Accrued maintenance liability	466,293	421,830
Lessee deposit liability	92,660	86,268
Debt (*)	6,236,892	5,803,499
Deferred revenue	47,698	39,547
Derivative liabilities	7,233	14,677
Deferred income taxes	61,842	51,570
Total liabilities	7,016,969	6,510,082

Ordinary share capital €0.01 par value (250,000,000 ordinary shares authorized, 113,783,799 ordinary shares issued and outstanding at December 31, 2013 and 113,363,535 ordinary shares issued and outstanding at December 31, 2012	1,199	1,193
Additional paid-in capital	934,024	927,617
Accumulated other comprehensive loss	(9,890)	(14,401)
Accumulated retained earnings	1,500,039	1,207,629
Total AerCap Holdings N.V. shareholders’ equity	2,425,372	2,122,038
Non-controlling interest	3,860	868
Total Equity	2,429,232	2,122,906

Total Liabilities and Equity	$9,446,201	$8,632,988

* Includes subordinated debt received from our joint venture partners, the amount of which was $64.3 million as of December 31, 2013.

Supplemental information	December 31, 2013	December 31, 2012
Debt/equity ratio	2.6	2.7
Debt/equity ratio (adjusted for subordinated debt)	2.5	2.6

Certain reclassifications have been made to the prior year Unaudited Consolidated Balance Sheet to reflect the current year presentation.

AerCap Holdings N.V.

Unaudited Consolidated Income Statements

(In thousands of U.S. Dollars, except share and per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2013	2012	2013	2012

Revenues
Lease revenue	$261,533	$233,396	$976,147	$997,147
Net gain (loss) on sale of assets	9,633	(47,456)	41,873	(46,421)
Management fee revenue	5,087	4,915	20,651	17,311
Interest revenue	1,364	1,120	5,525	2,471
Other revenue	217	248	5,870	2,012
Total Revenues	277,834	192,223	1,050,066	972,520

Expenses
Depreciation	88,731	81,868	337,730	357,347
Asset impairment	14,301	5,226	26,155	12,625
Interest on debt	56,987	62,301	226,329	286,019
Operating lease-in costs	—	1,625	550	6,119
Leasing expenses	17,698	12,465	48,473	72,122
Transaction expenses	10,447	—	10,959	—
Selling, general and administrative expenses	21,930	23,079	89,079	83,409
Total Expenses	210,094	186,564	739,275	817,641

Income from continuing operations before income taxes and income of investments accounted for under the equity method	67,740	5,659	310,791	154,879

Provision for income taxes	(5,367)	162	(26,026)	(8,067)
Net income of investments accounted for under the equity method	3,487	3,261	10,637	11,630

Net income	65,860	9,082	295,402	158,442

Net (income) loss attributable to non-controlling interest	(237)	2,071	(2,992)	5,213

Net income attributable to AerCap Holdings N.V.	$65,623	$11,153	$292,410	$163,655

Total basic earnings per share	$0.58	$0.09	$2.58	$1.24
Total diluted earnings per share	$0.57	$0.09	$2.54	$1.24

Weighted average shares outstanding - basic	113,580,722	119,152,475	113,463,813	131,492,057
Weighted average shares outstanding - diluted	115,335,886	120,226,583	115,002,458	132,497,913

AerCap Holdings N.V.

Unaudited Consolidated Statements of Cash Flows

(In thousands of U.S. Dollars)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2013	2012	2013	2012

Net income	$65,860	$9,082	$295,402	$158,442
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	88,731	81,868	337,730	357,347
Asset impairment	14,301	5,226	26,155	12,625
Amortization of debt issuance costs and debt discount	3,163	2,155	11,824	32,327
Amortization of intangibles	2,212	2,850	8,746	11,577
Net gain on sale of assets	(9,633)	47,456	(41,873)	46,421
Mark-to-market of non-hedged derivatives	(2,205)	(402)	(11,805)	2,059
Deferred taxes	5,341	(230)	21,186	7,695
Share-based compensation	2,378	1,917	9,292	7,127
Changes in assets and liabilities:
Trade receivables and notes receivable, net	2,969	1,411	2,854	912
Inventories	—	430	—	7,877
Other assets and derivative assets	(12,207)	552	(30,551)	(2,732)
Other liabilities	11,903	(23,255)	18,019	(13,710)
Deferred revenue	1,689	(1,470)	8,151	(2,215)
Net cash provided by operating activities	174,502	127,590	655,130	625,752

Purchase of flight equipment	(232,265)	(360,426)	(1,782,839)	(1,038,657)
Proceeds from sale/disposal of assets	87,163	452,957	664,415	781,278
Prepayments on flight equipment	(57,047)	(6,193)	(213,320)	(36,124)
Capital contributions and repayments	—	—	(13,180)	—
Movement in restricted cash	7,397	8,493	11,996	(64,491)
Net cash provided by (used in) investing activities	(194,752)	94,831	(1,332,928)	(357,994)

Issuance of debt	500,138	365,255	2,299,706	1,297,087
Repayment of debt	(491,803)	(278,529)	(1,853,576)	(1,176,508)
Debt issuance costs paid	(23,030)	(14,720)	(45,213)	(43,177)
Repurchase of shares	—	(102,678)	—	(320,093)
Maintenance payments received	25,748	28,196	100,708	132,046
Maintenance payments returned	(11,201)	(12,976)	(56,909)	(49,728)
Security deposits received	1,784	10,591	23,364	25,624
Security deposits returned	(3,975)	(6,915)	(15,032)	(21,855)
Net cash provided by (used in) financing activities	(2,339)	(11,776)	453,048	(156,604)

Net (decrease) increase in cash and cash equivalents	(22,589)	210,645	(224,750)	111,154
Effect of exchange rate changes	5	102	(137)	(1,834)
Cash and cash equivalents at beginning of period	318,098	309,654	520,401	411,081
Cash and cash equivalents at end of period	$295,514	$520,401	$295,514	$520,401

Certain reclassifications have been made to the prior year Unaudited Consolidated Statement of Cash Flows to reflect the current year presentation.